MSC Group, Inc.
                      29/31 Gul Avenue
              Singapore City, Singapore 629669
                      011 6863 6626

                        July 14, 2003

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re:  Request for Withdrawal of MSC Group, Inc.
     Registration Statement on Form S-1
     File No. 333-103648

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, MSC Group, Inc. (the "Company") hereby applies for the immediate withdrawal of the above-referenced registration statement as a result of a determination that it would not be in the Company's best interest to proceed at this time. No offers or sales of the Company's common stock have been or will be made pursuant to the current registration statement.

     The issuer may determine to make a private offering 30 days after the effectiveness of the withdrawal of its registration statement and is aware of the requirements of Rule 155 including, among other items, notification to offerees of any private offering that the registration statement was filed and the effective date of the withdrawal.


                            Sincerely,

                            /s/ Mok Siong Cheak
                            President, MSC Group, Inc.